                                                                     EXHIBIT 6.9


                            SECURED PROMISSORY NOTE

$160,000.00                                                         MAY 14, 1999

FOR VALUE RECEIVED, DebitFone International, Inc., ("Maker"), hereby promises to pay to Komar Investments, LLC ("Lender"), or order, the principal sum of One Hundred Sixty Thousand Dollars ($160,000.00), plus interest thereon as hereinafter provided.

1.   TERM OF NOTE
     This Promissory Note shall mature and all unpaid principal and all accrued and unpaid interest shall be due and payable on demand, but in no event shall it be due before May 13, 2000 ("Maturity Date").

2.   INTEREST
     The principal amount of this Note shall bear interest from the date of this Note, until repaid to Lender at a rate per annum equal to twelve percent (12%).

3.   PAYMENTS OF PRINCIPAL AND INTEREST
     The principal and all accrued and unpaid interest due and payable pursuant to this Promissory Note shall be paid on the Maturity Date. Maker shall pay to Lender monthly interest payments of $1600.00 commencing on June 15, 1999 and continuing on the 15th day of each month thereafter until the Note is paid. As indicated below, Maker shall have the right to make principal payments at any time. However, all payments made by Maker shall first be credited towards unpaid and accrued interest and the remainder shall be credited towards unpaid principal.

4.   PREPAYMENT
     Maker shall have the right at any time, to prepay in whole or in part, the principal amount of this Note and any unpaid and accrued interest.

5.   SECURITY
     This Note shall be secured by a UCC-1 covering those certain cellular telephones to be purchased from JRC from the cash supplied by this loan, the cash proceeds from the sale of said phones and all other assets owned by Maker. Maker shall cause said UCC-1 to be filed with the State of Florida. This Note shall be further secured by the personal guaranty of Merritt Jesson executed simultaneously herewith.

6.   EVENTS OF DEFAULT
     This Note, together with all costs incurred in the collection hereof (including reasonable attorneys' fees), with interest due and accrued hereon, shall except as otherwise provided, become at once due and payable in full without notice of default, notice of nonpayment or dishonor, presentment, demand for payment or protest, or other notices or demands of any kind, all of which are expressly waived by Maker, subject

Promissory Note
DebitFone International/Komar Investments
Page 2


to applicable law, upon the occurrence of any of the following events of default ("Event of Default").

     a. Failure of Maker to make any payment of principal or interest on this Note when the same shall become due and payable.

     b. The filing of any petition by the Maker under any chapter of the federal bankruptcy laws or any state law relating to insolvency; or the filing of any such petition against the Maker, unless such petition and all proceedings thereunder are dismissed within thirty (30) days from the date of such filing; or the appointment of a trustee or receiver for all or any assets within thirty (30) days from the date of such appointment; or an adjudication that the Maker is insolvent or bankrupt;

     c. The insolvency of the Maker, or the execution by the Maker of an assignment for the benefit of creditors.

The Maker further promises to pay to Lender interest on the amount not so paid at the rate of 12% per annum from the date when such payment was first due and not paid.

7.   NOTICES
     All notices, consents, requests and other communications required or permitted hereunder shall be in writing and shall be personally delivered or mailed by certified mail, return receipt requested, postage pre-paid to the following addresses or to such other address as the parties hereto may designate in writing

If to Lender:
     Komar Investments, LLC
     23 Corporate Plaza, Suite 247
     Newport Beach, California 92660

If to Maker:
     DebitFone International, Inc.
     4710 Eisenhower Blvd., Suite E-1
     Tampa, Florida 33634

All such notices, requests, consents and other communications shall be deemed to be properly given if delivered personally or, if sent by mail, three (3) business days after the same has been deposited in the U.S. Mail addressed and postage pre-paid as set forth above.

Promissory Note
DebitFone International/Komar Investments
Page 3


8.   GOVERNING LAW
     This Note is executed under and is to be construed and enforced in accordance with the laws of the State of California, without regard to principals of conflict, including matters of construction, validity and performance. If any provision of this Note shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition by or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Note.

9.   WAIVER
     The rights, privileges, powers, and remedies of Lender shall be cumulative; no single or partial exercise of any of them shall preclude any further or other exercise of the same or any other of them. No delay or failure of Lender in exercising any right, power or privilege or remedy hereunder shall affect such right, power, privilege or remedies, nor shall any single or partial exercise hereof or any abandonment or discontinuance of steps to enforce any such right, power, privilege or remedy. Any waiver by Lender of any default hereunder must be in writing and shall only be effective to the extent set forth in writing.

10.  ATTORNEYS' FEES
     In the event of any dispute with respect to this Note, the prevailing party in any litigation or arbitration shall be entitled to its reasonable attorneys' fees and other costs and expenses incurred in resolving such dispute.

11.  ASSIGNMENT
     This Note is assignable without the consent of Maker and the successors and assigns of Lender shall have all the rights inuring to Lender under this Note.

IN WITNESS WHEREOF, Maker has caused this Note to be executed on the date first above written.

"Maker"
DebitFone International, Inc.


By: /s/ Merritt Jesson
    --------------------------------------
        Merritt Jesson, President

                                JANUARY 12, 2000

VIA FACSIMILE TRANSMISSION 511 943 7760
Mr. Robert White, CPA
White and Associates
Cincinnati, Ohio



                                 Re: SATX, Inc.

Dear Mr. White:


     This letter will serve to memoralize and confirm the discussions we had this date with Mr. Kosti Shirvanian regarding modifying the terms of certain loans SATX, Inc. has with Mr. Shirvanian.

     LOAN FOR $100,000.00 DATED MAY 20, 1997 AND MODIFIED ON MAY 22, 1998. Interest on this promissory note shall begin to accrue on January 1, 2000.
Section 5.1 is modified to permit conversion of the indebtedness only after April 12, 2000. Section 5.3 is again modified and the conversion rate shall now be $.10 per share. However, if the promissory note is not paid on or before April 12, 2000, and remains unpaid beyond July 12, 2000 then the conversion rate shall be $.01 per share.

     LOAN FOR $160,000.00 DATED MAY 14, 1999. The interest on this promissory note shall commence on January 1, 2000. The promissory note shall not be due until January 12, 2001.

     LOAN FOR $400,000.00 DATED JUNE 21, 1999. The interest on this promissory note shall commence on January 1, 2000 and the promissory note shall mature on January 12, 2001. Mr. Shirvanian shall forego the conversion provision with respect to this note if it is paid in full prior to April 12, 2000.


                                   Your truly,


                                   Arnold J. Rothlisberger

cc: Kosti Shirvanian
    Khoren Shaganian
    Merritt Jesson